CONFIDENTIAL TREATMENT REQUESTED BY FISHER COMMUNICATIONS, INC.

June 22, 2010

Mr. Larry Spirgel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject:	Fisher Communications, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010
File No. 000-22439

Dear Mr. Spirgel:

Fisher Communications, Inc. (the “Company”) hereby submits this letter in response to comments from the staff of the Securities and Exchange Commission contained in a letter to us dated June 9, 2010 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. In response to comment number 1 of the Comment Letter, this letter provides a detailed analysis supporting our conclusion that our business is not “substantially dependent” on its renewed affiliation agreement (the “Renewal Agreement”), dated August 12, 2009, with the American Broadcasting Company, Inc. and the ABC Network (“ABC”) for the Company’s television stations in Seattle, Washington (KOMO-TV) and Portland Oregon (KATU-TV) (the “Stations”).

For your convenience, comment number 1 is set forth below (in italics).

Item 7. Management’s Discussion and Analysis of Financial Position and Results of Operations, page 38

1.	We have considered your response to comment one in our letter dated April 30, 2010. Given the material extent to which your current business relies on the Seattle and Portland ABC affiliate stations, we believe you should file the affiliation agreement as an exhibit pursuant to Regulation S-K Item 601(b)(10)(ii)(B). Please confirm you will comply in future filings.

While the revenues generated by our Seattle and Portland ABC affiliated stations form a material portion of our total revenues, and in that sense our current business relies to a material extent on those stations, it is simply not the case that our business is substantially dependent on the ABC affiliation agreement.

Regulation S-K 601(b)(10)(i) establishes the general rule that registrants are not required to file as exhibits contracts made in the ordinary course of the registrant’s business. The Renewal Agreement was made in the ordinary course of our business since network affiliation agreements ordinarily accompany television broadcasting businesses.

We disclosed the entry into the Renewal Agreement in a Current Report on Form 8-K, filed with the Commission on August 18, 2009, and discussed the Renewal Agreement in Item 7, Management’s Discussion and Analysis of Financial Position and Results of Operations, of our Annual Report on Form 10-K for the Year Ended December 31, 2009 (p. 38).

CONFIDENTIAL TREATMENT REQUESTED BY FISHER COMMUNICATIONS, INC.

Regulation S-K 601(b)(10)(ii)(B) establishes an exception to the general rule that a contract made in the ordinary course of business need not be filed as exhibits, unless the registrant’s business is “substantially dependent” upon such contract.

We analyzed whether our business is substantially dependent on the Renewal Agreement, and concluded, through our Disclosure Practices Committee composed of our senior accounting, financial, legal and operational officers, that the Company’s business is not substantially dependent upon the Renewal Agreement.

As we explained in our prior response letter, we consulted with the Company’s outside counsel and considered various factors, including the following:

(i)	The relative amount of programming and advertising inventory provided by ABC to the Stations pursuant to the Renewal Agreement.

(ii)	The estimated change in the Stations’ revenue that may be associated with a switch from ABC programming to replacement programming; and the replacement options available to the Company should our affiliation with ABC terminate.

(iii)	The relative success enjoyed by various stations in other markets that are not affiliated with a major television network.

CONFIDENTIAL TREATMENT REQUESTED BY FISHER COMMUNICATIONS, INC.

(iv)	The importance of the ABC brand to the Stations.

(v)	The economics of the Renewal Agreement.

Based on the foregoing analysis, we concluded that our business is not “substantially dependent” on the Renewal Agreement and therefore is not required to be filed as an exhibit to our periodic reports.

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If you require further clarification or have any additional questions or comments concerning this letter or the attachments hereto, please contact the undersigned at (206) 404-6783 or Christopher J. Bellavia, Fisher’s General Counsel, at (206) 404-4884.

Very truly yours,

/s/ Colleen B. Brown
Colleen B. Brown
President and Chief Executive Officer

Enclosures

cc:	Christopher J. Bellavia
Andrew Bor, Perkins Coie